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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58606R403
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID GERBER
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                NOVEMBER 2, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

----------------------
 CUSIP No.  58606R403
----------------------

=========== ====================================================================

    1       Names of Reporting Persons.

            Great Point Partners, LLC

            I.R.S. Identification Nos. of above persons (entities only).

            37-1475292

----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  |_|

             (b)  |_|
----------- --------------------------------------------------------------------

    3       SEC Use Only
----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF
----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

          Number of Shares            7     Sole Voting Power  -0-
                                   ---------------------------------------------

        Beneficially Owned by         8     Shared Voting Power  9,854,200
                                   ---------------------------------------------

     Each Reporting Person With       9     Sole Dispositive Power  -0-
                                   ---------------------------------------------

                                     10     Shared Dispositive Power  9,854,200
----------- --------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            9,854,200
----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  13.56%
----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                    OO
            --------------------------------------------------------------------

            --------------------------------------------------------------------


            --------------------------------------------------------------------

=========== ====================================================================

----------------------
 CUSIP No.  58606R403
----------------------

=========== ====================================================================

    1       Names of Reporting Persons.

            Dr. Jeffrey R. Jay, M.D.

            I.R.S. Identification Nos. of above persons (entities only).

----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  |_|

             (b)  |_|
----------- --------------------------------------------------------------------

    3       SEC Use Only
----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF
----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  United States
-------------------------------------- -------- --------------------------------


          Number of Shares            7     Sole Voting Power  -0-
                                   ---------------------------------------------

        Beneficially Owned by         8     Shared Voting Power  9,854,200
                                   ---------------------------------------------

     Each Reporting Person With       9     Sole Dispositive Power  -0-
                                   ---------------------------------------------

                                     10     Shared Dispositive Power  9,854,200
----------- --------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            9,854,200
----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  13.56%
----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     IN
            --------------------------------------------------------------------

            --------------------------------------------------------------------


            --------------------------------------------------------------------

=========== ====================================================================

----------------------
 CUSIP No.  58606R403
----------------------

=========== ====================================================================

    1       Names of Reporting Persons.

            Mr. David Kroin

            I.R.S. Identification Nos. of above persons (entities only).

----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  |_|

             (b)  |_|
----------- --------------------------------------------------------------------

    3       SEC Use Only
----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF
----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  United States
-------------------------------------- -------- --------------------------------


          Number of Shares            7     Sole Voting Power  -0-
                                   ---------------------------------------------

        Beneficially Owned by         8     Shared Voting Power  9,854,200
                                   ---------------------------------------------

     Each Reporting Person With       9     Sole Dispositive Power  -0-
                                   ---------------------------------------------

                                     10     Shared Dispositive Power  9,854,200
----------- --------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            9,854,200
----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  13.56%
----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     IN
            --------------------------------------------------------------------

            --------------------------------------------------------------------


            --------------------------------------------------------------------

=========== ====================================================================

----------------------
 CUSIP No.  58606R403
----------------------

=========== ====================================================================

    1       Names of Reporting Persons.

            Biomedical Value Fund, L.P.

            I.R.S. Identification Nos. of above persons (entities only).

            37-1475295

----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  |_|

             (b)  |_|
----------- --------------------------------------------------------------------

    3       SEC Use Only
----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  PF
----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  Delaware
-------------------------------------- -------- --------------------------------

          Number of Shares            7     Sole Voting Power  -0-
                                   ---------------------------------------------

        Beneficially Owned by         8     Shared Voting Power  5,316,407
                                   ---------------------------------------------

     Each Reporting Person With       9     Sole Dispositive Power  -0-
                                   ---------------------------------------------

                                     10     Shared Dispositive Power 5,316,407
----------- --------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            5,316,407
----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  7.32%
----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     PN
            --------------------------------------------------------------------

            --------------------------------------------------------------------


            --------------------------------------------------------------------

=========== ====================================================================

----------------------
 CUSIP No.  58606R403
----------------------

=========== ====================================================================

    1       Names of Reporting Persons.

            Biomedical Offshore Value Fund, Ltd.

            I.R.S. Identification Nos. of above persons (entities only).

            N/A
----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  |_|

             (b)  |_|
---------- ---------------------------------------------------------------------

    3       SEC Use Only
----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  PF
----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  Cayman Islands
-------------------------------------- -------- --------------------------------

          Number of Shares            7     Sole Voting Power  -0-
                                   ---------------------------------------------

        Beneficially Owned by         8     Shared Voting Power  4,528,793
                                   ---------------------------------------------

     Each Reporting Person With       9     Sole Dispositive Power  -0-
                                   ---------------------------------------------

                                     10     Shared Dispositive Power  4,528,793
----------- --------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            4,528,793
----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  6.24%
----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     OO
            --------------------------------------------------------------------

            --------------------------------------------------------------------


            --------------------------------------------------------------------

=========== ====================================================================

            This Amendment No. 5 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on October 24, 2006, as amended by Amendment No. 1, filed by the undersigned on October 17, 2007, as amended by Amendment No. 2, filed by the undersigned on October 17, 2007, as amended by Amendment No. 3, filed by the undersigned on October 22, 2007, as amended by Amendment No. 4, filed on October 24, 2007 (collectively, the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to "this Schedule 13D" in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety to read as follows:

         The identify and background of the persons filing this statement is as follows:

         Biomedical Value Fund, L.P. ("BMVF") is a Delaware limited partnership with its principal offices at 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

         Biomedical Offshore Value Fund, Ltd. ("BOVF") is an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands with its principal office at P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands CJ08.

         Great Point Partners LLC ("Great Point") is a Delaware limited liability company, with its principal offices at 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

         Dr. Jeffrey R. Jay ("Dr. Jay") is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Dr. Jay is a citizen of the United States and senior managing member of Great Point.

         Mr. David Kroin ("Mr. Kroin") is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Mr. Kroin is a citizen of the United States and special managing member of Great Point.

         None of the Reporting Persons was during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

         (a) through (b)

         BMVF owns in the aggregate 5,316,407 shares of Common Stock of the issuer. Such shares in the aggregate constitute 7.32% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

         BOVF owns in the aggregate 4,528,793 shares of Common Stock of the issuer. Such shares in the aggregate constitute 6.24% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

         Great Point is the investment manager of each of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has shared voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (c) From the period between October 15, 2007 and November 5, 2007 BMVF sold 2,117,489 shares of Common Stock of the issuer held by it and BOVF sold 1,803,786 shares of Common Stock of the issuer held by it.

         (d) Not applicable.

         (e) Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT A: Joint Filing Agreement, dated as of November 6, 2007.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2007

                                       Biomedical Value Fund, L.P.

                                       By:   Great Point GP, LLC, its general
                                             partner

                                       By:   /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member



                                       Biomedical Offshore Value Fund, Ltd.

                                       By:   Great Point GP, LLC, its investment
                                             manager

                                       By:   /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member



                                       Great Point Partners, LLC


                                       By:   /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member


                                             /s/ DR. JEFFREY R. JAY
                                       -----------------------------------------
                                       Dr. Jeffrey R. Jay, individually


                                             /s/ MR. DAVID KROIN
                                       -----------------------------------------
                                       Mr. David Kroin, individually

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  November 6, 2007

                                       Biomedical Value Fund, L.P.

                                       By:   Great Point GP, LLC, its general
                                             partner

                                       By:   /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member



                                       Biomedical Offshore Value Fund, Ltd.

                                       By:   Great Point GP, LLC, its investment
                                             manager

                                       By:   /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member



                                       Great Point Partners, LLC


                                       By:   /s/ DR. JEFFREY R. JAY
                                          --------------------------------------
                                             Name:  Dr. Jeffrey R. Jay
                                             Title:  Senior Managing Member


                                             /s/ DR. JEFFREY R. JAY
                                       -----------------------------------------
                                       Dr. Jeffrey R. Jay, individually

                                             /s/ MR. DAVID KROIN
                                       -----------------------------------------
                                       Mr. David Kroin, individually